Exhibit 99.1

YY Group Strengthens Board of Directors with Appointment of Three New Members

SINGAPORE, June 04, 2024 -- YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), a data and technology-driven provider of hotel and hospitality staffing and commercial cleaning and janitorial services, is pleased to announce the appointment of three new members to its Board of Directors: Chan Yong Xian, Cheong Hai Poh, and Lai Wai Kit (Andrew).

“I am excited to welcome Yong Xian, Hai Poh, and Andrew to the YY Group Board of Directors. Their experience and leadership will enable the board to continue pursuing our mission of ensuring the best service to our customers with our innovative on-demand labor solution, the YY Circle Super App,” said Mike Fu, Founder and Chief Executive Officer of YY Group. “Our board prides itself on bringing leaders together who have insight that will strengthen our business model and help us to continue with our global expansion. The additions of Yong Xian, Hai Poh, and Andrew, with their decades of experience, will be invaluable to YY Group as we approach the next phase of our growth.”

Chan was appointed as an Independent Director and the Chair of the Audit Committee. He comes to the Company with a background in accounting and auditing. Throughout his career, Chan has demonstrated strong expertise in implementing business controls, streamlining processes, and providing valuable advisory guidance to management. Chan’s extensive audit experience includes positions as Senior Audit Manager at BDO LLP and at Ang & Co PAC, and a Manager at PricewaterhouseCoopers LLP where he audited listed companies in compliance with various accounting standards and was involved in IPO projects.

Cheong was appointed as an Independent Director and the Chair of the Nomination Committee. He is an industry leader with extensive experience spanning over 30 years in the hospitality food and beverage industry. Cheong demonstrates exceptional skill in navigating periods of accelerated growth, leveraging key market and consumer insights to develop and implement comprehensive strategies that drive both top and bottom-line performance. His notable roles include serving as General Manager of Goodwood Park Hotel Singapore, General Manager of Pan Pacific Yangon, General Manager and Asset Management lead at Stamford Land Corporation, and General Manager of Grand Copthorne Waterfront Hotel.

Lai was appointed as an Independent Director of the Company. He has an extensive legal background, with expertise encompassing corporate legal advisory and transactional work, and extensive experience in capital markets, mergers and acquisitions. He has been serving as partner at Lee & Lee since 2017.

About YY Group Holding Limited

YY Group Holding Limited is a Singapore-based provider of hotel and hospitality staffing and commercial cleaning and janitorial services. Rooted in innovation and a commitment to user-centric experiences, YY Circle leverages app-based technology to optimize the labor sourcing market and the Internet of Things to revolutionize the cleaning industry.

For more information on the Company, please log on to https://yygroupholding.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (SEC). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

For further information, please contact:

Singapore Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com

U.S. Investor Contact

Jack Perkins

KCSA Strategic Communications

YYGroup@kcsa.com